January 21, 2009

VIA EDGAR SUBMISSION AND COURIER

Terence O'Brien

Accounting Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

Washington, DC 20549

Re:       Vitro, S.A.B. de C.V.
Form 20-F for the Fiscal Year Ended December 31, 2007

File No. 001-10905

Dear Mr. O'Brien:

On behalf of Vitro, S.A.B. de C.V. ("Vitro" or the "Company"), set forth below are  responses to the comment letter dated December 2, 2008 (the "Comment Letter") from the staff of the Securities and Exchange Commission (the "SEC" or the "Commission"), related to Vitro's Form 20-F for the fiscal year ended December 31, 2007 (the "Form 20-F"). This letter is also being filed on EDGAR.  Additionally, five copies of this letter are being delivered to you.

All references in Vitro's response to pages and captioned sections are to the Form 20-F.  Capitalized terms used in this letter and not otherwise defined herein have the meaning as ascribed to them in the Form 20-F.  References to "we", "us" or "our" in the responses set forth below refer in each case to Vitro.

References in this response letter to "pesos" or "Ps." are to the lawful currency of Mexico. References to "U.S. dollars," "dollars" or "$" are to dollars of the United States of America. As of December 31, 2007, the exchange rate used in preparing our consolidated financial statements was 10.8662 pesos per U.S. dollar.

For convenience, we have included the SEC staff's comments in italics below followed by Vitro's response.  Vitro believes that it has replied to the SEC staff's comments in the Comment Letter in full.

Form 20-F for the Fiscal Year Ended December 31, 2007

General

1. In connection with responding to our comments, please provide, in writing, a statement from the company acknowledge that:

  The company is responsible for the adequacy and accuracy of the disclosure in their filings;

  Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

  The company may no assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Response:

In connection with our response to the SEC staff's comments dated December 2, 2008 and any subsequent responses, the Company acknowledges that:

(i) It is responsible for the adequacy and accuracy of the disclosure in its filings;

(ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

(iii) The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Form 20-F for the year ended December 31, 2007

Item 5. Operating and Financial Review and Prospects. page 38

1. With regards to your discussion related to the Flat Glass business, you do noy address the impact the high gas prices had on the automotive OEM business. You disclose on page 38 your dependency on the big three US car manufacturers and the fact that higher gas prices has affected sales of the OEM business, however your results of operations does not address where this trend may have impacted operations. Refer to Item 303(A) (3) (ii) of Regulation S-K.

With respect to your comment regarding how the impact of high gas prices affected our Flat Glass segment's sales to the automotive OEM manufacturers, we estimate that sales decreased by only 3% for the year ended December 31, 2007, which was partially due to higher gas prices. This sales decrease from higher gas prices did not significantly affect our operating income in 2007, but we included higher gas prices in our discussion of trend information as it was significantly impacting our financial results during the first half of 2008.

In our 2008 Form 20-F we will disclose  in more detail the impact of higher gas prices as well as the worldwide economic crisis on our business. For example, during the nine months ended September 30, 2008 we noted a decrease in sales volume for SUVs, due primarily to higher gas prices. A change in our product mix to include more small to mid-size cars, based on changes in demand from OEM manufacturers, contributed to mitigate the reduction in volume for SUVs. More importantly during 2008, the severe economic conditions in North America affecting the levels of sales of the US automotive industry, negatively affected both our sales and operating income, especially in the fourth quarter. Accordingly, we will discuss in our future filings how these trends have impacted our operations.

2. You disclose on page 43 that your consolidated operating income increased during 2007 mainly due to increased production volumes, higher productivity, operational efficiencies and lower depreciation due to increase in the estimated useful lives of certain assets. Please revise future filings to describe in detail the processes put in place that resulted in higher productivity and operational efficiencies and quantify the impact these various factors had on operations or you anticipate will continue to have on future operations. Further address the circumstances surrounding the increase in estimated useful lives of certain assets and the resulting decrease in depreciation.

As requested by the staff, we will describe in future filings the processes we put in place to achieve higher productivity and operational efficiencies for our businesses. With respect to 2007: (i) increases in our production speed, (ii) improvements in waste management and (iii) the use of lighter weighted products, helped to improve our operating income by 14.9%.

With regards to the circumstances surrounding the increase in estimated useful lives of certain asstes and the resulting decrease in depreciation, it is our policy to review on an annual basis the estimated useful lives of our fixed assets to ensure that they are in-line with our historical experience and their expected future use. During our review in 2007, we noted that the materials used in the maintenance of our float furnaces had improved their estimated useful lives, which resulted in lower depreciation expense of Ps. 78 million.

3. We note your discussion regarding the Genesis project in your business section and liquidity section. Your disclosure discusses the amount that you have invested for the project to date but does not discuss how the implementation of this process model has impacted operations if at all. Tell us and disclose in future filings, if any of the strategic benefits which you list on page 2 has impacted your operations and if so disclose the amount of cost savings to date as a result of this implementation.

The Genesis Project has positively impacted our business from both a process perspective and as it relates to our results of operation. The strategic benefits of the Genesis Project, which we disclosed within our Form 20-F that have contributed most significantly to improving our results of operations are as follows:

  Centralization of processes within our shared service center,

  Standardization and optimization of our operating and administrative processes,

  Implementation of best practices standards in our operations, and

  Improving the timeliness and consistency of financial information for decision making as a result of our SAP ERP system.

The Company is in the process of implementing a significant and focused cost reduction plan with a target ranging between $80 and $120 million US dollars on an annual basis. The Genesis Project and the improved processes and systems we are developing as part of this program, is an integral part of our ability to achieve these cost savings. In future filings, we will disclose the progress implementing our cost reduction plan and the benefits to our operaing income for 2008.

4. We note your customer concentration disclosures on page 5 that your three largest customers comprised approximately 14% of your consolidated revenues for the year ended December 31, 2007 and that the loss of a portion of the sales volume from a significant customer would have an adverse effect on you. Please provide a discussion within Liquidity, in future filings, to discuss the effects of your customer concentrations on your liquidity and operations, specifically if you lost one of your mayor customers. Refer to Financial reporting Codification 501.03.a.

As requested by the staff, in future filings we will disclose the potential effects on our liquidity and results of operations of a loss of a portion of our sales volume to anyone of our major customers. Our three major customers are Grupo Modelo, General Motors and Ford. We recently announced in a Form 6-K that Grupo Modelo had notified us that they will be reducing their orders of glass containers for 2009. We will include disclosure in our next Form 20-F of this reduction in sales volume by Grupo Modelo, as well as the reductions in sales to General Motors and Ford reflecting the severe economic conditions in North America starting in 2008.

5. We note in your business segment data that Glass containers segment contributes significantly to overall operating income. Please revise future filings to discuss the nature of the glass container products, the costs involved and why the business segment would contribute more to the Company as a whole. Please note that analysis of segment data where a segment contributes in a disproportionate way to income or loss should be presented pursuant to Codified FRR 501 06.a.

As requested by the staff, in future filings we will include the description of our businesses to discuss why our Glass Container business segment more significantly contributes to our consolidated operating income than our Flat Glass business segment.

The description will include a discussion of the following factors that result in greater operating profit margins in our Glass Containers business: (i) we hold a significant portion of the non-captive market in Mexico, (ii) the significant entry barriers for foreign competitors to enter into our domestic market, which is very capital intensive, (iii) our proximity to our client's facilities, (iv) the long established relationships with our customers (v) the ability to manufacture customized orders, and (vi) our sales in the US to niche markets.

In addition, in the Flat Glass business, approximately 36% of our sales are as a distributor in the US markets, which customarily provide smaller profit margins. Approximately 24% of the Flat Glass business' sales are in our domestic market, where we continue to experience increased price competition from foreign companies with operations in Mexico, which has further reduced our operating profits.

6. We note that in January 2007, your glass container business unit signed a three year contract with Grupo Modelo, which includes pre-established volumes and a price adjustment formula. Please revise future filings to address whether or not this agreement impacted operations during 2007 or if you believe this agreement is reasonably likely to have a material effect on future operations. Refer to Item 303(a) Instruction 3 of Regulation S-K.

Vitro and Grupo Modelo have worked together for over 40 years in a mutual beneficial business relationship that has allowed both companies to achieve a significant growth in sales and profits. Grupo Modelo is currently one of our three largest customers and has historically represented an importamt portion of our glass containers' sales volume. The primary purpose of this contract with Grupo Modelo was to fortify and enhance our business relationship, guarantee a portion of our installed capacity to meet their needs as well as to establish that we would be their preferred supplier. The contract did not materially impact our operations in 2007, as our sales to Grupo Modelo were above the minimum sales volumes set forth in the contract, and were only part of the total glass container requirements of Grupo Modelo.

We recently announced in a Form 6-K that Grupo Modelo notified us that, due to the current worldwide market contraction, it has reduced its beer bottle requirements for 2009. We continue to discuss with Grupo Modelo mutually beneficial solutions that may minimize the impact of this volume decrease in our sales to Grupo Modelo. Accordingly, we believe this contract did not materially impact operations during 2007 and is not reasonably likely to have a material effect on future operations. In addition, we will include this statement in future filings.

7. You disclose on page 45 that in 2006 you planned to temporarily exit the export market. It appears as if in 2007 export sales increased in absolute dollars and as a percentage of total revenue. Please tell us and disclose in future filings, whether or not you have decided to exit the export business and if so the impact this has had on operations.

Generally, we realize higher profit margins in our businesses in our domestic markets, and, accordingly, whenever possible our strategic goal is to direct our production volume to Mexico and adjust export levels to our remaining production capacity.

Specifically in 2006, export prices and rising energy and freight costs significantly impacted the profitability of our export business, and we decided to temporarily exit the export market by shutting down a flat glass manufacturing furnace which was dedicated to exports.

In 2007, we acquired the 50% share of the Mexicali flat glass facility from our joint venture partner AFG Industries, providing us additional capacity which was destined for export, and accordingly our export sales increased in 2007. In future filings we will describe our business strategy of adjusting our export sales depending upon domestic growth rates and capacity utilizations.

8. We note that during 2006 your Flat Glass business unit was adversely impacted by the temporary shut down of a furnace located in Mexico City. Please quantify the impact this shut down had on your operating income for this business unit. You further disclose in MD&A that higher volumes and vale-added automotive OEM products helped offset the decrease in operating income that resulted from this shut down. Further disclose the factors that lead to higher volumes, the reasons the automotive OEM products helped offset the decrease in operating income and quantify these factors.

As discussed in our response to comment #7, in 2006 we decided to temporarily shut down a flat glass manufacturing furnace which was dedicated to exports. The negative impact this shut down had on the operating income for our Flat Glass business unit was Ps. 188 million (approximately $17 million US dollars) which included the fixed costs expenses related to sales of inventory produced in prior years and some fixed costs of the closed facilities.

In 2006, we won bids for 15 new car platforms resulting in higher sales volumes and we also increased our sales of value-added automotive OEM products, which together helped offset in part by Ps. 44 million (approximately $4 million US dollars) the effect of the shut down of the Mexico City furnace.

As requested by the staff, we will include the information above in our future filings.

9.  We note in your Form 6-K for the quarter ended September 30, 2008, you discuss how your Flat Glass business unit experienced lower volumes in the automotive business as a result of weakening demand, however you have managed to mitigate the negative effects through your increased participation in small car and CUV platforms. Please expand MD&A, in future filings, to provide a discussion of recent economic events, including the lower market-wide demand in the automotive industry and its current and expected future impact on your operations, financial position and liquidity. This disclosure should provide detailed information on your customers, recent order activity, expected trends, management's response for managing these events, potential future actions by management and other detailed information such as how participation in the small car and CUV platforms has helped to mitigate the negative effects of this economic downturn. Expand your liquidity discussion to address the expected impact to current and future cash flows and how you expect recent economic events, including the credit shortage, may affect other sources of liquidity. In your response to this letter, please provide a detailed description of proposed future disclosure.

As requested by the staff, in our 2008 Form 20-F we will include a discussion of recent economic events, including the lower market-wide demand in the automotive industry and its current and expected future impact on our consolidated operations, financial position and liquidity. We propose to include information such as the following:

Our largest customers in the OEM and auto business are Ford and GM. For the first nine months of 2008, decreases in this business were primarily attributable to reduced sales volume for SUVs, due primarily to higher gas prices. A change in our product mix to include more small to mid-size cars, based on changes in demand from OEM manufacturers, contributed to mitigate the reduction in volume for SUVs. More importantly during 2008, the severe economic conditions in North America affecting the levels of sales of the US automotive industry, negatively affected both our sales and operating income, especially in the fourth quarter. In the automotive segment, future demand forecasts are subject to both, the length and depth of the economic recession in North America, and the effect of any financial aid plans that may be provided by the US government to the automotive industry. The MD&A for our 2008 Form 20-F will include a quantitative description of these recent economic events.

In addition, in our future filings we will provide information concerning expected trend in the automotive business reflecting recent economic events. Based upon preliminary estimations obtained from information provided to us from the OEM's we believe that in 2009 we will have a significant decrease on sales reflecting a significant decline in our OEM sales volume, and a significant decrease in our operating income. Our trend discussion will also include a description of the devaluation effects from our peso denominated sales in the automotive market.

In  response to these events, our management has adopted a cost reduction plan with a target ranging between $80 and $120 million US dollars on an annual basis. In addition, the Company is developing a business plan to adjust its operations to current market conditions, which may include potentially the shut down of operating lines or entire plants, as well as to restructure its capitalization.

10. We note in your Form 6-K filed October 28, 2008 that you had to record a significant mark-to-market adjustment for your derivative portfolio during the third quarter 2008. We further note that your Form 6-K refers to your hedging portfolio that focuses on future commitments related to future natural gas requirements and coupon payments on your senior notes. Please tell us and disclose in future filings, the risk management philosophy for your derivative portfolio and how you assess and mitigate the risk of market fluctuations of interest rates, foreign currency exchange rates and commodity pricing. Further tell us and disclose, in future filings, the events and circumstances surrounding the significant mark-to-market charge and any known factors or events that could cause material losses on these derivative positions in future periods. Finally, please tell us how your existing disclosure considered the Item 11 of Form 20-F requirements and ensure that future filings address each of the bullet points below:

  Discuss material limitations that cause the information required under paragraph (a)(1) of Item 11 not to reflect fully the net market risk exposures of the Company. In this regard, your disclosure should include summarized descriptions of instruments, positions, and transactions omitted from the quantitative market risk disclosure information or the features of instruments, positions, and transactions that are included, but not reflected fully in the quantitative market risk disclosure information;

  Present summarized market risk information for the preceding fiscal year. In addition, discuss the reasons for material quantitative changes in market risk exposures between the current and preceding fiscal years;

  Ensure that your disclosure fully describes your primary market risk exposures and what it is about your business specifically that exposes you to these risks;

  Discuss how those exposures are managed, specifically the objectives, general strategies, and instruments, if any, used to manage those exposures; and

  Disclose any changes in either your primary market risk exposures or how those exposures are managed, when compared to what was in effect during the most recently completed fiscal year and what is known or expected to be in effect in future reporting periods.

The Company's risk management philosophy is to focus on hedging our future commitments in risk of market fluctuations of interest rates, foreign currency exchange rates and commodity pricing through the use of derivatives instruments such as swaps, interest rate swaps, swaptions, among other.

A. With respect to the staff's comment regarding the risk management philosophy for our derivative portfolio and how we assess and mitigate the risk of market fluctuations of interest rates, foreign currency exchange rates and commodity pricing:

The Company's policy is to use derivative financial instruments (DFIs) to mitigate its exposure to liquidity and market risks related to its production and financial operations, caused mainly by its natural gas needs, as well as by future commitments made in foreign currencies. The DFIs that the Company uses to mitigate the aforementioned risks are Swaps, Options and Forwards, both simple and structured, the latter in order to obtain better conditions, such as a reduction in or complete elimination of fees.

From an economic point of view, DFIs are entered for hedging purposes, however, for accounting purposes DFIs have not been designated as hedges because they do not meet all the accounting requirements established by both Mexican Financial Reporting Standards and accounting principles generally accepted in the United States of America, and therefore have been classified as trading instruments. DFIs employed by the Company are operated in the Over the Counter (OTC) market with international financial institutions. The main characteristics of the transactions refer to the obligation to buy or sell a certain underlying asset given certain criteria such as cap rate, trigger level, spread, and strike price, among others.

There are no formal guarantee policies or credit lines established with the counterparties. However, the International Securities Dealers Association (ISDA) contracts establish regulatory framework regarding those requirements.

Before entering into a detailed analysis of the its DFIs operations, the Company has a policy for Financial Derivatives Instruments Operations ("the policy") that sets guidelines for the analysis, negotiation, authorization, contracting, operating, monitoring and recording DFIs, in order to analyze the risk exposure to financial markets, commodities and fluctuations in the economic and financial variables. It is our policy to not enter into DFIs for speculative purposes.

For the risk strategies and the evaluation regarding compliance with the established risk objectives, there is a Risk Committee (RC) that ensures compliance with the policy, and which is comprised of various Company officers.

The RC must meet at least once a month and the agenda is developed and presented by the Company's Risk Administration (RA) manager, who documents the issues and agreements addressed at these meetings. The DFIs entered into by the Company, are executed by the RA manager who analyzes, reports and trades these instruments.

The policy also establishes that transactions must be authorized at different organizational levels according to the notional amounts.

The RC must define the strategy to be implemented in order to hedge its financial risks, taking into consideration the following aspects:

  Risk tolerance

  Market risks to which the Company is exposed

  Types of DFIs to use

  Time frames for the strategy

  Circumstances in which the Company must change its hedging strategy

  Operating budgets and projections

In order to monitor the strategy and ensure its compliance, the RC must establish measuring parameters for the financial risk that must be monitored so as not to exceed the established risk tolerance. The definition of measuring parameters considers the following:

  Identification of variables to monitor

  Definition of authorized instruments for the risk management strategy

  Maximum and minimum control limits

  Monitoring frequency

  Responsible parties for monitoring the variables

As requested by the staff, we will include the information disclosed above in future filings.

B. As requested by the staff, the following section discusses the events and circumstances surrounding the significant mark-to-market charge we recorded in September and October of 2008 and any known factors or events that could cause material losses on these derivative positions in future periods:

The Company had entered into various DFIs whose fair value was adversely affected by high volatility in the markets, primarily as it relates to the devaluation of the Mexican peso compared to both the US dollar and the Euro, as well as in a significant reduction in the cost of natural gas.  The market's volatility led to 21 margin calls for a total of Ps. 562 million ($52 million dollars) from the counterparties that significantly impacted the liquidity of the Company.  As a result, the Company's management decided to unwind most of its positions during the fourth quarter of 2008.

The Company issued a press release on October 10, 2008, publicly informing that it held a loss position of $227 million dollars as of October 9, 2008. In addition, the Company disclosed that derived from the severe and unexpected volatility of the financial markets, it had entered into discussions with its counterparties, in order to find alternative solutions to resolve the situation.

In our earnings release for the third quarter of 2008, issued at the end of October, the Company disclosed that it had taken the necessary actions to significantly reduce the possibility of an unfavorable increase in the value of its DFIs and that as of October 28, 2008, there were $98 million dollars in open positions within a total negative position of $360 million dollars. At that time, the amount of collateral deposited was $85 million dollars.

As of December 1, 2008, the fair value of the our DFI position is approximately a net loss of $342 million dollars, including a loss of $22 million dollars related to the only open positions we hold with PEMEX related to natural gas contracts from 2009-2011.  The remaining balance of approximately $320 million dollars has been closed and it is not subject to further market volatility. In addition, we are in discussions with our counterparties to resolve the potential payments.  We continue to hold as restricted cash in collateral $85 million dollars.

As requested by the staff, we will include the information disclosed above in future filings.

C. We believe we had captured the requirements of Item 11 in our 2007 Form 20-F.  Specifically as required, we provided quantitative information about our market risk as of the end of the latest fiscal year.  In Note 8 (which we referred to in Item 11) to our consolidated financial statements we disclosed that all of our derivative financial instruments were entered into for trading purposes from an accounting perspective. We presented separate quantitative information for each market risk exposure category (i.e., debt subject to market risk, interest rate risk, foreign currency exchange rate risk, and natural gas price risk. We presented tabular information related to our market risk sensitive instruments, which included the fair values of the market risk sensitive instruments, their terms and categorized by expected maturity dates. However, we appreciate the staff's comment and will certainly take a fresh approach to our Item 11 disclosure in future filings, specifically as it relates to the points noted below.

As requested by the staff, we will include the following information in future filings.

  Material limitations that cause the information required under paragraph (a)(1) of Item 11 not to reflect fully the net market risk exposures of the Company. In this regard, our disclosure will include summarized descriptions of instruments, positions, and transactions omitted from the quantitative market risk disclosure information or the features of instruments, positions, and transactions that are included, but not reflected fully in the quantitative market risk disclosure information;

  Present summarized market risk information for the preceding fiscal year. In addition, we will discuss the reasons for material quantitative changes in market risk exposures between the current and preceding fiscal years;

  Ensure that our disclosure fully describes our primary market risk exposures and what it is about our business specifically that exposes us to these risks;

  Discuss how those exposures are managed, specifically the objectives, general strategies, and instruments, if any, used to manage those exposures; and

  Disclose any changes in either our primary market risk exposures or how those exposures are managed, when compared to what was in effect during the most recently completed fiscal year and what is known or expected to be in effect in future reporting periods.

Note 20. Business dispositions and acquisitions, page F-35

11. We note you made several acquisitions during 2006 and 2007. Please revise MD&A, in future filings, to discuss the impact these acquisitions had on your results of operations. For example, we would expect your acquisition of VIPASA in April 2006, the largest and most important glass container manufacturer in Panama, would have contributed to the increase in your Glass containers business in 2006 and 2007.

As requested by the staff, in future filings we will discuss in MD&A any material impact our acquisitions may have on our results of operations.

With respect to the VIPASA acquisition although VIPASA is the largest and most important glass container manufacturer in Panama, it represents approximately 1.0% of consolidated sales and 0.7% of consolidated operating income, and therefore, has not had a material effect on our results of operations.

Financial Instruments, page 55

12. We note that the reported fair values of financial instruments are estimated using either quoted market prices or alternative valuation methods. We further note the disclosure that the use of alternative valuation methods could have a material adverse effect. There is a concern that readers may not understand the extent to which alternative valuation methods have been used in compiling the reported fair value measures. In future filings, please disclose the portion of each fair value balance that was derived from quoted market prices.

As requested by the staff, in future filings we will disclose the portion of each fair value balance that was derived from quoted market prices. In our 2008 Form 20-F we will include the disclosures required by SFAS No. 157, which specifically requires that we provide the information requested.

Balance Sheet, page F-3

13. Please tell us the items contained in the 12/31/07 "Other receivables" account. The basis for capitalization and expected collectability should be clearly evident. Given that this item appears to materially impact operating cash flows, please also disclose this information in the liquidity section of Item 5 in future filings.

As requested by the staff, in future filings and to the extent it is material we will disclose the impact this account balance has on our liquidity.  The following table sets forth the items contained in the "Other receivables" account as of December 31, 2007.

Restricted Cash 1                                                  382

Receivable related to Vitrocrisa sale 2                    261

Receivables for sale of real estate 3                        285

Prepaid expenses and advances to suppliers 4        515

Other 5                                                                 354

Total                                                                1,797

1 The restricted cash is primarily cash deposited in trust to repay indebtedness, including interest, in accordance with the covenant defeasance of the VENA Senior Notes due 2011. The cash in the trust was distributed to repay the outstanding Notes in July 2008.  This information was disclosed in Note 5a to our consolidated financial statements.

2 Represents a receivable related to the sale of Vitrocrisa (Note 4 to our consolidated financial statements) which was collected in 2008.

3 Represents receivables related to the sale of real estate (Note 7 c & d to our consolidated financial statements) of which Ps. 38 million was collected during 2008, and the balance to be collected first quarter 2009 (based on events that occurred in the fourth quarter of 2008).

4 Represents prepayments of goods and services that were utilized in 2008.

5 Includes: supplier cash rebates, taxes receivable, interest receivable and other short-term assets.

Note 25e, page F-82

14. Please quantify for us the sources of cash included in the Ps. 547 million operating cash flow amount reported for Vitro as of December 31, 2007. We note that Vitro does not receive cash from customers and that the dividends received from subsidiaries in 2007 were apparently Ps. 73 million (page F-75). Payments from subsidiaries for allocated interest charges would not appear to exceed Vitro's actual interest payments on its debt. Further, intercompany advances should be classified as financing activities under US GAAP consistent with the guidance in paragraph 136 of SFAS 95. It is unclear how Vitro can report substantial operating cash flows under US GAAP given that it is a holding company.

With respect to the staff's comment we would like to provide the following additional information. Note 25 to our consolidated financial statements presents information in accordance with S-X Rule 3-10 given that certain of our subsidiaries guaranteed the Senior Notes. The Ps. 547 million mentioned by the staff that is presented as sources of cash from operating activities includes two items, (i) the transfer of assets from two guarantor subsidiaries to the parent company of Ps. 306 million (recorded in investing activities), which as of December 31, 2007 had not been paid and therefore increased intercompany payable, (ii) the acquisition of Productos de Valor Agregado en Cristal ("PVA") of Ps. 110, and (iii) the acquisition of the 50% equity interest of Vitro AFG for Ps. 67 million, both purchased by one of Vitro's subsidiaries. The increase in the intercompany payable related to the transfer of assets reflects a non-cash transaction that should have been eliminated from the Vitro and the Combined Wholly-Owned Guarantors and Consolidated Vimexico and Subsidiaries columns. With regards to the purchase of PVA and the equity interest of Vitro AFG, we noted that we inadvertently recorded an increase in Vitro's column for Ps. 177 and a corresponding offset in the Adjustments & Eliminations column to reverse out its effect. Set forth below is the cash flow information as presented in the footnote and as revised to reflect the elimination from the parent company column of these two items that did not involve cash flows.

As presented:

			Combined		Consolidated			Combined		Adjustments
			Wholly-Owned		Vimexico and			Non-		and	Vitro
As of December 31, 2007	Vitro		Guarantors		Subsidiaries			Guarantors		Eliminations	Consolidated
Net cash provided by (used in) operating activities	Ps.	547	Ps.	629	Ps.	549	Ps.	(30)	Ps.	(312)	Ps.	1,383
Net cash (used in) provided by financing activities		(4)		(879)		(7)		141		2,711		1,962
Net cash (used in) provided by investing activities		(438)		582		(505)		(116)		(2,401)		(2,878)

As revised:

			Combined		Consolidated			Combined		Adjustments
			Wholly-Owned		Vimexico and			Non-		and	Vitro
As of December 31, 2007	Vitro		Guarantors		Subsidiaries			Guarantors		Eliminations	Consolidated
Net cash provided by (used in) operating activities	Ps.	64	Ps.	811	Ps.	673	Ps.	(30)	Ps.	(135)	Ps.	1,383
Net cash (used in) provided by financing activities		(4)		(879)		(7)		141		2,711		1,962
Net cash (used in) provided by investing activities		45		400		(629)		(116)		(2,578)		(2,878)

The changes in the financial information in the revised presentation reflect changes within the column "Vitro" (the parent company), Combined Wholly-Owned Guarantors, Consolidated Vimexico and Subsidiaries and the related consolidation adjustments under the column Adjustments and Eliminations. From the perspective of the Noteholders, the columns represented by Vitro, the Combined Wholly-Owned Guarantors and Consolidated Vimexico and Subsidiaries can be evaluated as one given that their assets all guarantee the Senior Notes. The separate financial information presentation in footnote 25e is designed to provide information to the holders of the Senior Notes of the cash flows of the companies that are obligors (either as issuer or guarantors) of the Senior Notes.  We understand for the reasons noted above, that the presentation of these items was not correct.  However, we do not believe that the Noteholders would be adversely affected by this presentation given that the combined financial information of the obligors remains unchanged.

In future filings, we will review our separated financial information to present it properly.

After you have an opportunity to review the foregoing responses, we would like to schedule a call with representatives of the SEC staff to discuss these comments and respond to any further questions you may have.  We will communicate with a member of the SEC staff to attempt to arrange a call.

Very truly yours,

                                                                                                /s/ Howard Kelberg

                                                                                                Howard Kelberg

cc:        Securities and Exchange Commission:

Melissa N. Rocha

Al Pavot

Edward M. Kelly

Jennifer Hardy

            Vitro, S.A. de C.V.:

            Claudio Luis Del Valle Cabello

            Alejandro F. Sanchez Mujica

            Deloitte & Touche:

            Jorge Alberto Villarreal

            William Biese

            Marshall Diaz

Vitro, S.A.B. de C.V. (BMV: VITROA; NYSE: VTO), is one of the largest glass manufacturers in the world. Through our subsidiary companies we offer products with the highest quality standards and reliable services to satisfy the needs of two distinct business sectors: glass containers and flat glass. Our manufacturing facilities produce, process, distribute and sell a wide range of glass products that offer excellent solutions to multiple industries that include: wine, beer, cosmetic, pharmaceutical, food and beverage, as well as the automotive and construction industry. Also, we supply raw materials, machinery and industrial equipment to different industries. We constantly strive to improve the quality of life for our employees as well as the communities in which we do business by generating employment and economic prosperity thanks to our permanent focus on quality and continuous improvement as well as consistent efforts to promote sustainable development. Ouror facilities and a broad distribution network in ten countries in the Americas and Europe. For more information, you can access Vitro's Website at: http://www.vitro.comcomm

For more information, please contact:

Media Albert Chico Smith / Roberto Riva Palacio Vitro, S. A. B. de C.V. +52 (81) 8863-1661/ 1689 achico@vitro.com rriva@vitro.com	Investor Relations Adrian Meouchi /Angel Estrada Vitro S.A.B. de C.V. + (52) 81-8863-1765 / 1730 ameouchi@vitro.com aestradag@vitro.com	U.S. Agency Susan Borinelli / Barbara Cano Breakstone Group (646) 452-2334 sborinelli@breakstone-group.com bcano@breakstone-group.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on it's behalf by the undersigned, thereunto duly authorized.

VITRO, S.A.B. DE C.V.

By  /s/ Claudio L. Del Valle Cabello
Name: Claudio L. Del Valle Cabello
Title: Attorney in Fact

Date: January 21, 2008